

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2019

Seth M. Shaw
Chief Executive Officer
Tauriga Sciences, Inc.
555 Madison Avenue, 5th Floor
New York, NY 10022

   **Re: Tauriga Sciences, Inc.
    Preliminary Proxy Statement on Schedule 14A
    Filed July 29, 2019
    File No. 000-53723**

Dear Mr. Shaw:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Healthcare & Insurance

cc: Theodore Ghorra, Esq.